

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

> **Re: Parallax Health Sciences, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 000-52534**

Dear Mr. Arena:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction